Exhibit (a)(14)
Forward-looking Statements
All statements in this communication that do not directly and exclusively relate to historical facts constitute forward-looking statements and constitute forward-looking information within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond CGI’s control. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: uncertainties as to the timing of the tender offer and other risks identified in CGI’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (“SEC”) (filed on EDGAR at www.sec.gov) and CGI’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com). The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information.
Important Additional Information
This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Stanley. The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO, containing an offer to purchase, a form of letter of transmittal and related tender offer documents, filed by CGI with the SEC on May 20, 2010. Stanley filed a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer with the SEC on May 20, 2010. These documents, as amended from time to time, contain important information about the tender offer and Stanley stockholders are urged to read them carefully before any decision is made with respect to the tender offer. The tender offer materials may be obtained at no charge by directing a request by mail to Laurel Hill Advisory Group, 100 Wall Street, 22nd floor, New York, New York 10005 or by calling toll-free at (888) 742-1305, and may also be obtained at no charge at the website maintained by the SEC at www.sec.gov.
CEO Podcast (May 2010)
Hello, and welcome to a special edition of our quarterly CEO podcast, covering the proposed strategic acquisition of Stanley. My name is Lorne Gorber, and I’m responsible for CGI’s Global Communications and Investor Relations.
I’m pleased to have with me today our CEO Michael Roach, our U.S., Europe and Asia President Donna Morea, and our CGI Federal President George Schindler. Good afternoon, everyone.
[Michael]
Good afternoon, Lorne. Great to be here.
[Lorne]
Mike, let’s start with you. Can you talk about the acquisition and how it will provide value to all of our stakeholders—clients, members and shareholders—from a global point of view?
[Michael]

Yes, I think clearly as I said when we announced the deal this is really a milestone day for both CGI and for Stanley. Joining the two teams together will clearly allow us to better serve our clients. It’ll provide new career opportunities and challenges obviously to all our professionals. And, it also will really release a lot of significant shareholder value.
Clearly, collectively, we bring a lot more to the marketplace. We’ll be able to provide our clients with additional value. We’ll be able to serve the U.S. federal government across all spectrums of their operations—from civilian to defense. And, we’ll also be able to leverage the talent of our members [for] new opportunities within the U.S. and beyond.
And, for shareholders, as I mentioned, this will bring more value to them. We’ll be a stronger company together with Stanley. So, I think, all in all, there is a lot of additional value creation here, Lorne, that will be released as a result of this partnership.
It also really addresses from a CGI total perspective, our strategic goals. We’re still committed to essentially [doubling] the company over the next three to five years. Fifty percent of that growth will come from acquisitions. This proposal to Stanley goes part way towards that. We still need to do more on the buy side to meet that goal, and we will, and also on the build side. The other 50 percent of the growth is going to come from “build,” and that’s organic growth, and by combining Stanley with CGI we have an opportunity to grow the business even further. They’re both high growth companies—our existing federal business and also Stanley’s.
So, there’s lots of opportunity there to meet our strategic goal. Donna and George will talk in more detail about what it means to the U.S. and to CGI Federal. But I can tell you from a CGI perspective it is on strategy. It meets our acquisition criteria. It is clearly the right acquisition, at the right price and at the right time.
[Lorne]
Donna, maybe I can ask your perspective on how joining forces with Stanley really complements our U.S. growth strategy.
[Donna]
Thanks, Lorne. This is a real game changer that brings significant additional scale to U.S. operations. After the merger is completed, the U.S. will account for nearly half of CGI’s global revenue with 11,000 professionals. This increase in size and scale provides us with even greater opportunities to compete as a major player in the U.S. market, which of course is the largest IT market in the world.
Of particular note for members is that Stanley brings exciting new, important service offerings in areas such as biometrics, cyber security, identity management and business process management, adding additional know-how to our already extensive talent pool of professionals.
Also, I believe that there is a very, very strong cultural fit with common values. We share long-term, strong client relationships, deep industry and domain knowledge, a strong commitment to our members and the communities in which we work, an entrepreneurial spirit, the reputation for operational and delivery excellence and a very, very high focus on growing the top line and managing the bottom line.
Finally, I would just like to add something personal. These are really, really terrific people and will be great additions to the CGI family. As many of you know, I joined CGI from the AMS acquisition six years ago, and one thing that made the process motivating and exciting was that as soon as I met my colleagues, my new colleagues from CGI, I knew that we belonged at the same table and would make a great team together.
I think I can speak confidently on behalf of both the CGI and Stanley leadership team that we instantly connected and are jointly excited to have the opportunity to work together to continue to build CGI.
[Lorne]
Thanks, Donna. So, let me ask you George, this acquisition was referred to by Donna as a game changer. This must be something really transformational for CGI Federal. Can you give us a quick overview of Stanley and how the acquisition will evolve our U.S. federal government business?
[George]
Sure, Lorne. Stanley was founded in 1966 and has approximately 5,000 employees in more than 100 locations in the U.S. and worldwide. As Mike mentioned, this acquisition brings additional capabilities to CGI’s U.S. federal business. It complements our civilian business and expands our business in the defense and intelligence markets.
We will now have a balanced portfolio of civilian and defense work. I’d like to say that this acquisition completes us. It enhances our ability to support the full complement of rapidly evolving U.S. federal government needs.
CGI Federal will also now join a select group of federal IT contractors with more than $1 billion in revenue. The closing is subject to regulatory clearances and is expected to occur during the fall of 2010. But it cannot close fast enough from my perspective.
[Lorne]
Great, thanks, George. Mike, just before we wrap up, a couple of quick things for you. I’d like to get your input on how this event marks a significant milestone towards our “build and buy” strategy and, as part of that, how’s the reaction been so far whether it’s been from our clients or from our investors that you’ve spoken with? And, finally, how long do we have to wait to be able to get together and work with our new colleagues?
[Mike]
Well, all good questions, and ones that I’m sure all members are interested in the answers. I think clearly as described by George and Donna that Stanley really does meet a lot of our strategic aspirations here in terms of being a world champion in IT and BPS services. And, it really is all about the talent. Essentially, what we’re doing here is really merging and acquiring good people, dedicated people, [who] have helped make Stanley the champion that it is. We believe that we’re always stronger after an acquisition. As Donna mentioned, [she] and George joined through an acquisition. I did as well, and I know firsthand that when you bring top talent from top companies together, CGI always comes out a winner.
So, I could put a lot of financial numbers on this thing. We’re going to be a $4.5 billion corporation with 31,000 members, [and] with new clients. But “net net” this is a game changer and a milestone because of the people and the client relationships that we’re going to acquire through this arrangement.
As far as the timelines, this stuff takes time. There’s shareholder take up of the stock. There [are] legal requirements. There [are] regulatory requirements. So, it’ll require some patience. But we’re very confident that time will pass here, the requirements and regulations will be fully met and that hopefully by the fall, or the start of our fiscal year at the latest, that we’ll be together as one company serving the clients and the U.S. market.
[Lorne]
Donna and George, one last thing for each of you. How has the reaction in the “Beltway” been? And by Beltway I mean the area surrounding Washington, DC.
[Donna]
Well, Lorne, I’ll start. The reaction has been intense and positive. I think that the entire Beltway shook at the news. It was a great surprise and one that was met with great enthusiasm on the part of the analyst community, the media and, most importantly, the clients out there around the federal government.
[Lorne]
George, how about for you, and especially internally from some of the other members of CGI Federal?
[George]
I can tell you, Lorne, both internal employees, external competitors, our clients... I would say that the response has been very positive and it really is a testament to the reputation of Stanley, the deep relationships that Stanley has and the relationships and the reputation of CGI Federal. And, I think the combined entity, as Donna mentioned, is going to be a real powerhouse and respected throughout the market.
[Lorne]
Well, we know at least 87 percent of our listeners are owners in this company, and we’ve seen a bit of a jump in the stock price, should we take that to assume Mike that investors have reacted positively to this in your conversations with them?
[Mike]
Well, certainly, we’ve met with a lot of investors over the past week, and I would say that as we explain the deal more, they’re understanding, frankly, the value that we’ve discussed here on the call. They see it as a strategic fit. They see it as something that will bring more value to clients, to members and to shareholders. So, I continue to be optimistic that [as] the full potential of our merger becomes more apparent that we’ll continue to see investors excited about the future here. But it does take some time and, of course, in the midst of all our excitement we need to continue to execute with our existing clients on a day to day basis. We did return to profitable organic growth last quarter and, frankly, we need to continue to do that. So, it’s a combination. They’re excited about the possibilities, the value created by Stanley, but they’re also going to hold us accountable, Lorne, and our feet to the fire on our quarterly results as they normally do.
[Lorne]
Mike, Donna, George, once again, thank you for joining me, and thank you for your leadership. As a reminder, the memo on the proposed transaction that was sent to all members on Friday, May 7, is available on the enterprise portal. Please be sure to read it closely for additional details and important guidelines on how to discuss this proposed transaction with your clients, members and partners.
Thanks very much.